Agreement and Plan of Merger

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of the 28th day of September, by and among Paramount Casino Corporation, a corporation organized and existing under the laws of the State of Michigan ("Paramount"), and DIT Ventures, Inc., a corporation organized and existing under the laws of Nevada ("DIT").

WHEREAS, the authorized capital stock of Paramount consists of 100,000,000 shares of common stock, one tenth of one cent ($.001) par value, of which approximately 6,906,615 shares are issued and outstanding as of the date hereof;

WHEREAS, the authorized capital stock of DIT consists of 100,000,000 shares of common stock, one tenth of one cent ($.001) par value, of which 4,300,000 shares were issued and outstanding as of the date hereof;

WHEREAS, the respective Boards of Directors of Paramount and DIT have deemed it advisable and to the advantage of the two corporations that DIT merge into Paramount upon the terms and conditions herein provided;

WHEREAS, Paramount and DIT intend that the merger contemplated hereby qualify as a tax-free reorganization within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended; and

WHEREAS, the respective Boards of Directors of Paramount and DIT have approved this Agreement and Plan of Merger and have directed that this Agreement and Plan of Merger be submitted to a vote of the shareholders (for DIT) and Board of Directors (of Paramount), respectively.

NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, Paramount and DIT hereby agree to merge in accordance with the following plan:

1. Merger. DIT shall be merged with and into Paramount, and Paramount shall survive the merger, all as, and with the effect, provided by the corporation laws of the States of Nevada and Michigan, in accordance with this Agreement and Plan of Merger. As soon as practicable after the shareholders of each of said corporations shall approve this Agreement and Plan of Merger, an appropriate Certificate of Merger shall be signed, verified and delivered for filing with each of the respective Secretaries of the States of Nevada and Michigan. This Agreement and Plan of Merger shall become effective for purposes of all applicable law at the close of business on October 3, 2000, or sooner if the Certificate of Merger in each such state shall be filed prior to 5:00 p.m. local time on such date (hereinafter referred to as the "Effective Date").

2. Directors and Officers and Governing Documents. The directors and officers of Paramount shall be the same upon the Effective Date as they are for Paramount immediately prior thereto, except that Kenneth Yeh, Quigkuang Yang and Eric Lo shall be appointed to the Board of Directors at the Effective Date. Immediately after the Effective Date, and after the appointment of the afore-mentioned individuals to the Board of Directors, the members of the Board of Directors of Paramount who were serving prior to the Effective Date shall resign. The Certificate of Incorporation of Paramount shall continue to be the Certificate of Incorporation of Paramount as the surviving corporation without change or amendment until further amended in accordance with the provisions thereof and applicable laws. The by-laws of Paramount, as in effect at the Effective Date, shall continue to be the by-laws of Paramount as the surviving corporation without change or amendment until further amended in accordance with the provisions thereof and applicable laws. However, the parties agree that the Paramount shall immediately seek approval to change its domicile from Michigan to Nevada.

3. Rights and Liabilities of DIT. At and after the Effective Date, Paramount shall possess all of the rights, privileges, immunities and franchises of a public and private nature of each of the merging corporations; any and all property, real, personal and mixed, and any and all debts due of DIT on whatever account, and all other choses in action, and all and every other interest of either of DIT shall be taken and transferred to and vested in Paramount without further act or deed; and the title to any real estate, or any interest therein, vested in any of such corporations shall not prevent or be in any way impaired by reason of the merger.

4. Further Assurances. From time to time, as and when required by Paramount, there shall be executed and delivered on behalf of DIT such deeds and other instruments, and there shall be taken or caused to be taken by it all such further and other action, as shall be appropriate or necessary in order to vest, perfect or confirm, of record or otherwise, in Paramount the title to and possession of powers, franchises and authority of DIT and otherwise to carry out the purposes of this Agreement and Plan of Merger, and the officers and directors of Paramount are fully authorized in the name and on behalf of DIT or otherwise to take any and all such action and to execute and deliver any and all such deeds and other instruments.

5. Stock of DIT. Upon the Effective Date, by virtue of this Agreement and Plan of Merger, and without any action on the part of the holder thereof of DIT held as of record by Paramount immediately prior thereto shall be changed and converted into four million three hundred thousand (4,300,000) shares of Common Stock of Paramount.

6. Stock of Paramount. Upon the Effective Date, by virtue of this Agreement and Plan of Merger, and without any action on the part of the holder thereof, each share of Common Stock of Paramount outstanding immediately prior thereto shall retain the status of an authorized and unissued share of Common Stock of Paramount.

7. Stock Certificates. At and after the Effective Date, each certificate representing one (1) shares of Common Stock of DIT shall be exchanged for certificates representing one (1) of shares of Common Stock of Paramount. Promptly upon such exchange, Paramount shall cause to be canceled and retired each such certificate representing shares of Common Stock of DIT issued pursuant to the immediately preceding sentence. Until so exchanged, canceled and retired, each such certificate, upon and after the Effective Date, shall be deemed for all purposes, other than the payment of dividends or other distributions, if any, to shareholders, to represent the number of shares of Common Stock of DIT represented thereby.

8. Change of Name. The parties agree that Paramount Casinos will immediately after the Effective Date change its name to DIT Ventures, Inc.

9. Representations And Warranties by DIT And The DIT Shareholders. DIT Shareholders that shall execute and deliver his, her or its respective counterpart signature pages to this Agreement, only to the extent that such DIT Shareholders are expressly referred to herein, hereby jointly and severally make the following express representations and warranties to Paramount.

(a) DIT is a Corporation duly organized, validly existing and in good standing under the laws of Nevada, and has the Corporate power to own its property and carry on its business in the locations which its business is now conducted. Copies of DIT's Articles of Incorporation and Bylaws have heretofore been furnished to Paramount by DIT, and all such copies are true, correct and complete copies of the original Articles of Incorporation and By-laws including all amendments thereto.

(b) DIT has the corporate authority to issue a total of 100,000,000 shares of common stock with one tenth of one cent ($.001) par value per share, of which four million three hundred thousand (4,300,000) shares have been issued and are outstanding.

(c) Since inception, DIT has issued shares of its common stock to several shareholders. Such transactions were conducted pursuant to exemptions from registration under the Nevada, California and federal securities laws ("Securities Laws"). The offering documents utilized by DIT in offering and transferring its shares to any shareholder hereto contained no misstatements or omissions respecting any material facts and the DIT shares offered and transferred to such Shareholders were offered and issued in compliance with Securities Laws.

(d) The DIT Shareholders have full power and authority to exchange his, her or its respective shares of DIT upon the terms and conditions provided for in this Agreement, and said shares have been duly and validly issued and will be free and clear of any lien or other encumbrance on the Closing Date specified herein.

(e) The DIT balance sheet dated August 31, 2000, (the "Balance Sheet") attached hereto as Exhibit 1, contains substantially true and correct statements concerning DIT and the financial condition of DIT's assets and liabilities as of such date. Except as described in the Balance Sheet attached hereto, DIT has not:

(1) issued any additional shares of its capital stock, or any additional options to acquire such stock, to any person;

(2) paid or declared any dividends or distribution of capital, surplus, or profits with respect to any of its issued and outstanding shares of capital stock; or

(3) entered into any other transaction or agreement which would, or might, materially impair the shareholder's equity of DIT.

(f) Since August 31, 2000, and except as provided in the Balance Sheet attached hereto, DIT has not engaged in any material transactions other than transactions in the normal course of the operation of its business, which would, or might, materially impair the shareholder's equity of DIT as reflected in the Balance Sheet.

(g) DIT is not involved in any pending or threatened litigation which would, or might, materially affect its financial condition and which has not been:

(1) disclosed in the Balance Sheet; or

(2) disclosed to the Paramount in writing.

(h) DIT has good and marketable title to all of its material property and assets free and clear of any and all liens, encumbrances or restrictions, except for:

(1) taxes and assessments which may become due and payable in the ordinary course of business; and

(2) easements or other minor restrictions with respect to its property which do not materially affect the present use of such property.

(i) Except as disclosed in the Balance Sheet, there are no unpaid assessment or proposed assessments of taxes pending against DIT and all liabilities for taxes, as shown on the tax returns filed, or to be filed, by DIT, have been paid or the liability therefore has been provided for and all taxes for periods subsequent to the periods covered by said returns likewise have been paid or adequately accrued; except where the failure to pay would not have a material adverse effect on the business of DIT.

(j) The DIT Shareholders, through execution and delivery of his counterpart signature page to this Merger Agreement hereby waive any and all preemptive rights that he, she or it may possess in the DIT shares issued to him, her or it or to any other shareholder, it being understood that such waiver shall apply nunc pro tunc.

(k) DIT and the DIT Shareholders further represent and warrant that all of the representations and warranties set forth above are true as of the date of this Agreement, shall be true at the Closing Date and shall survive the Closing for a period of one (1) year from the Closing Date.

10. Representations And Warranties by Paramount. Paramount hereby makes the following express representations and warranties to DIT and the DIT Shareholders:

(a) Paramount is a corporation duly organized, validly existing and in good standing under the laws of the State of Michigan and has the corporate power to own its properties and carry on its business as now being conducted. Certified copies of Paramount's Articles of Incorporation and By-laws have therefore been furnished to DIT and the DIT Shareholders by Paramount, and all such copies are true, correct and complete copies of the original Articles of Incorporation and By-laws including all amendments thereto.

(b) Paramount has the Corporate authority to issue a total of 100,000,000 shares of $0.01 par value per share common stock, of which approximately 6,906,615 shares are presently issued and outstanding. As of the date of closing, there are not any outstanding or authorized options, warrants, rights, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to Paramount's capital stock, pursuant to which Paramount is or may become obligated to issue shares of Paramount's common stock, any other shares of this capital stock or any securities convertible into, exchangeable for, or evidencing the right to subscribe for any shares of the capital stock of Paramount. All of the shares of Paramount's common stock have the same voting and other rights.

(c) Paramount is not presently subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(d) On or before the closing Date of this Reorganization Agreement, Paramount shall issue a total of four million three hundred thousand (4,300,000) shares of its common stock to the Shareholders, and the stock issued to the DIT Shareholders will contain restrictive legends. DIT, and the Shareholders, have been informed that the stock issued by this agreement is not freely tradable, and the Shareholders receiving such stock can not sell and shares unless such shares have been registered or each individual shareholder has met the requirements of Rule 144 of the Securities Act, including the requirements regarding officers of Paramount.

(e) Paramount, subject to obtaining shareholder approval of the proposed amendments to its Articles of Incorporation, contemplated hereby, which Paramount hereby agrees to faithfully undertake and complete, has the corporate power and authority to execute and perform all of its duties and obligations under the terms of this Agreement and to issue and deliver to the DIT Shareholders those shares of its $0.01 par value per share common stock that are required to be issued and delivered under the terms of this Agreement.

(f) The execution and delivery of this Agreement, and the issuance of Paramount's $0.01 par value per share common stock, will have been duly authorized by all necessary corporate action and neither the execution nor delivery of this Agreement nor the issuance of Paramount's $0.01 par value per share common stock, nor the performance, observance or compliance with the terms and provisions of this Agreement will violate any provision of law, any order of any court or other governmental agency, the Articles of Incorporation or By- laws of Paramount or any indenture, agreement or other instrument to which Paramount is a party, or by which it is bound or by which any of its property is bound.

(g) Paramount is not involved in any pending or threatened litigation which would, or might, materially affect its financial condition and which has not been:

(1) provided for in the Financial Statements, or

(2) disclosed to DIT and the DIT Shareholders in writing.

(h) Paramount has duly and timely filed, or prior to Closing will file with any federal, state, local or foreign governmental taxing authority, body or agency, all federal, state, local and foreign tax returns, declarations, reports, estimates, informational returns and statements (collectively "Returns") required to be filed or sent by or on behalf of Paramount, at or prior to the date of Closing, and all such Returns are or will be true, correct and complete. There are no unpaid assessments or proposed assessments of State, or Federal income taxes pending against Paramount. All liabilities for Federal and State income or franchise taxes, as shown on the tax returns filed, or to be filed by Paramount, have been paid or the liability therefor has been provided for in the attached Balance Sheet and all Federal and State income or franchise taxes for periods subsequent to the periods covered by said returns likewise have been paid or adequately accrued; except where the failure to pay would not have a material adverse effect on the business of Paramount.

(i) The shares of Paramount's $0.01 par value share common stock which will be delivered to the DIT Shareholders pursuant to the terms of this Agreement will, on delivery in accordance with the terms hereof, be duly authorized, validly issued and fully paid and non assessable.

(j) The consummation of the transaction contemplated hereby will not:

(1) violate any provision of the charter, by-laws or other organization documents of Paramount,

(2) violate in any material respect any statute, ordinance, rule, regulations, order or decree of any court of any governmental or regulatory body, agency or authority applicable to Paramount,

(3) require the filing with, or obtaining any permit, consent or approval of, or the giving of any notice to, any governmental or regulatory body, agency or authority, except as provided herein, or

(4) result in material violation, termination or breach of, conflict with, constitute (with or without the giving of notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, payment or acceleration) under, result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Paramount, result in the forfeiture of any rights, entitlements or privileges under, create any right or entitlement including without limitation to employment or compensation not expressly provided for herein, or require the consent or approval of any party under, any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, license, franchise, permit agreement, lure, agreement or other instrument or obligation to which Paramount is a party, except for such violations, fillings, consents, approvals, notices, terminations, breaches, conflicts, defaults, liens, security interest, charges, encumbrances, forfeitures, rights and entitlements that would not, individually or in the aggregate, have a materially adverse effect on the condition of Paramount taken as a whole.

(k) Except as set forth herein or disclosed to DIT, Paramount has no material claims against it, liabilities or indebtedness, contingent or otherwise. Paramount does not know or have reason to know of any basis for the assertion against Paramount of any liability of any material nature or in any material amount not fully reflected or reserved against in Paramount's Balance Sheet.

(l) There is no legal, administrative, arbitral or other proceedings claim, action, cause of action or governmental investigation of any nature seeking to impose, or that could result in the imposition, on Paramount of any liability easing under any local, state or federal environmental statute, regulation or ordinance, including, without limitation, the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, pending or threatened against Paramount, which would be required to be disclosed pursuant to Item 103 or 303 of Regulation SK (17 CFR 229). To the best knowledge of Paramount there is no reasonable basis for any such proceeding, claim action, or governmental investigation that would impose any such liability and Paramount is not subject to any agreement order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency third party imposing any such liability.

(m) Paramount has not established, maintained or contributed to any employee benefits plans. As used herein, the term "Employee Benefit Plans" means all employee benefit plans within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). As of the date of closing all other plans, including but not limited to, programs and arrangements providing profit sharing, retirement, pension, savings, thrift, deferred compensation, stock option, stock purchase, group insurance, accident, sickness, medical, dental, disability, have been terminated and there are no continuing obligations by Paramount pursuant to said plans. All vacation pay, severance pay, incentive compensation and bonuses have been paid, and there are no continuing obligations by Paramount. Paramount further represents and warrants that all of the representations and warranties set forth above are true as of the date of this Agreement, shall be true at the Closing Date and shall survive the closing for a period of one year from the Closing Date.

11. Book Entries. As of the Effective Date, entries shall be made upon the books of Paramount in respect of this Agreement and Plan of Merger in accordance with the following:

(a) The assets and liabilities of DIT immediately prior to the Effective Date shall be recorded on the books of Paramount at the same amounts at which they were carried on the books of DIT immediately prior to the Effective Date.

(b) There shall be credited as stated capital in respect of the Common Stock of Paramount the aggregate amount of the par value of all share of Common Stock of DIT issued as a result of the conversion of the outstanding shares of Common Stock of DIT into shares of Common Stock of Paramount pursuant to this Agreement and Plan of Merger.

(c) There shall be credited as surplus in respect of the capital account of Paramount the excess of (i) the amount of the capital of DIT in respect of the Common Stock of DIT, respectively, plus the amount carried in the Capital Surplus account of DIT immediately prior to the Effective Date over (ii) the amount credited as stated capital in respect of the Common Stock of DIT pursuant to Section 9(b) and 10(d).

(d) There shall be credited as surplus in respect of retained earnings of Paramount the aggregate of the amount carried in the Retained Earnings account of DIT immediately prior to the Effective Date.

12. Appointment of Agent. Paramount hereby consents to service of process in the State of Nevada and the State of Michigan in any action or special proceeding for the enforcement of any liability or obligation of DIT, and hereby irrevocably appoints the Secretary of State of each such jurisdiction as Paramount's agent to accept service of process in any action or special proceeding for the enforcement of any such liability or obligation.

13. Amendment. At any time before or after approval and adoption by the shareholders of DIT and prior to the Effective Date, this Agreement and Plan of Merger may be amended in any manner as may be determined in the judgment of the respective Boards of Directors of DIT to be necessary, desirable or expedient; provided, however, that, after approval of the shareholders of DIT, such amendment may not materially and adversely affect the rights and interests of the shareholders of DIT.

14. Counterparts. In order to facilitate the filing and recording of this Agreement and Plan of Merger, the same may be executed in two or more counterparts, each of which shall be deemed to be an original and the same agreement.

IN WITNESS WHEREOF, each of the corporate parties hereto, pursuant to authority granted by the Board of Directors of DIT and Paramount has caused this Agreement and Plan of Merger to be executed by its President and attested to by its Secretary or Assistant Secretary and its corporate seal to be affixed hereto, as of the date first above written.

PARAMOUNT CASINO CORPORATION

By:

DIT VENTURES, INC.

By: